DESCRIPTION OF ACASTI PHARMA INC.’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary sets forth certain material terms and provisions of Acasti Pharma Inc.’s (the “Company”, “Acasti”, “our”, “we”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description is a summary and does not purport to be a complete description of the rights and preferences of our securities. It is subject to, and qualified in its entirety by reference to our Articles of Incorporation dated and Articles of Amendment dated August 27, 2021 (together, the “Articles”), and our General By-Law (our “By-laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and the applicable provisions of the Business Corporations Act (Québec) (“QBCA”). We encourage you to read our Articles, our Bylaws and the QBCA for additional information.

As of the end of the period covered by the Annual Report on Form 10-K of which this exhibit forms a part, the only class of securities of the Company registered under Section 12 of the Exchange Act was Acasti’s Class A Shares (the “Common Shares”).

DESCRIPTION OF COMMON STOCK

Authorized Common Stock

We are authorized to issue an unlimited number of Common Shares.

Rights of Common Stock

Holders of Common Shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.

Our Common Shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any cancellation, surrender, sinking or purchase fund provisions, nor provisions permitting or restricting the issuance of additional securities or requiring a holder of Common Shares to contribute additional capital.

Without Par Value

Our Common Shares are without par value.

Dividends

Under the QBCA and our By-laws, dividends may be declared at the discretion of the Acasti board of directors. Acasti may pay dividends unless there are reasonable grounds for believing that (i) Acasti is insolvent, or (ii) the payment of the dividend would render Acasti insolvent. The Articles provide that the holders of Common Shares shall be entitled to receive any dividends declared by the Acasti board of directors and Acasti shall pay dividends thereon, as and when declared by the Acasti board of directors, according to the order of priority applicable to the classes of shares set out in the Articles.

Listing

Our Common Shares are listed on the Nasdaq Capital Market and the TSX Venture Exchange under the symbol “ACST”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada.